

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2012

<u>Via E-mail</u>
Joseph McMurry
Chief Executive Officer
Book It Local, Inc.
2003 Symphony Lane
Indian Trail, NC 28079

      Re: Book It Local, Inc.
              Registration Statement on Form S-1
              Filed September 19, 2012
              File No. 333-183983

Dear Mr. McMurry:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We note that the shares being registered for resale represent a majority of your outstanding common shares held by non-affiliates. We also note that two of the selling shareholders, G9 Holdings, LLC and GW Grace, LLC, own over 85% of your

outstanding securities and intend to sell 100% of their holdings in this offering. In addition, your sole office and director, Joseph McMurry, also intends to sell 100% of his outstanding securities in this offering. Due to the significant number of shares being registered, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant. If you believe this is not a primary offering, your analysis should specifically address the affiliate status of G9 Holdings, GW Grace and Mr. McMurry.

Prospectus Cover Page

3. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

4. We note your statement that the offering price has been primarily determined based on your "projected operating results." In addition, we note your statement on page 6 that the offering price was determined by the price the selling shareholders paid in your private placement plus a premium for marketability. Please reconcile.

5. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Prospectus Summary, page 5

6. Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

7. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $10,000. This represents a significant portion of your current assets.

Terms of the Offering, page 6

8. Please disclose the closing date for the private placement and price per share paid in the transaction whereby the selling shareholders purchased the shares covered by this registration statement.

9. Please briefly describe the services provided to you by G9 Holdings, LLC and GW Grace, LLC in exchange for the shares issued to these entities, including disclosure of the aggregate value of those services.

Exemptions Under Jumpstart Our Business Startups Act, page 9

10. Please disclose all of the circumstances under which you would cease to be an emerging growth company.

11. We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A

Risk Factors, page 9

12. Please add risk factor disclosure addressing your sole officer and director's lack of experience managing a public company and preparing financial statements.

Mr. McMurry is involved in other businesses…, page 10

13. Please provide a description of Mr. McMurry's other business activities or explain to us why they are not material.

Inadequate Financial Projections, page 10

14. We note your disclosure that you are not providing any financial projections. However, in the next risk factor, you discuss risks related to financial projections. Please reconcile.

Selling Shareholders, page 14

15. Please specify whether the natural persons identified in footnotes (4), (5) and (7) have voting and investment power over the shares held by G9 Holdings, LLC, GW Grace, LLC and Winchester Investments, LLC, respectively.

Security Ownership…, page 17

    16. Please add footnote disclosure to the table identifying the natural persons that have voting and investment power over the shares held by GP Holdings, LLC and GW Grace, LLC.

Description of Business, page 20

    17. We note your statement that consumers spent $17.23 billion on live entertainment in 2010. Please provide us with third-party support for this and other third-party statements, clearly cross-referencing each statement with the underlying factual support. In addition, please clarify whether you believe this number represents your total addressable market. For example, we note that it appears you intend to focus on a subset of this market, including weddings, private parties, fraternity dances, etc. To the extent this figure does not represent your anticipated total addressable market please tell us why you believe this number is meaningful to potential investors in your company.

    18. Overall, please revise your description of your business to reflect the current status of your operations. For example, on page 21, you state that you "have developed an online bidding system." Based on the balance of your disclosure it appears that you have only taken preliminary steps with respect to your operations and have not yet developed your website. Please take care throughout your prospectus to differentiate between those aspects of your business or product(s) that are operational and those aspects that are aspirational in nature.

Marketing Strategy, page 23

    19. We note your statement that you plan to increase visitor growth to your website by 20% over the next year. Please expand you disclosure to discuss your basis for these growth projections.

Management's Discussion and Analysis of Financial Condition, page 25

    20. Please revise to provide a plan of operations for your next 12 months. The plan of operations should discuss the time, costs and steps involved to execute on your business plan and develop your products and services. Your plan of operations should be reasonably detailed and include a discussion of the material expenses you expect to incur in connection with your operations, including administrative, marketing and sales activities. Please include a discussion of the assumptions underlying your plan of operations given your sole officer and director's lack of experience in the industry.

Executive Compensation, page 28

Summary Compensation Table, page 28

21. Please add a "total" column to your summary compensation table.

22. Please specify whether the value of the restricted stock issued to Mr. McMurry was computed in accordance with FASB ASC Topic 718. In addition, pursuant to Instruction 1 to Item 402(c)(2)(v) of Regulation S-K, please include a footnote disclosing all the assumption made in the valuation of Mr. McMurry's restricted stock.

23. Please tell us whether the stock issued to Mr. McMurry was long-term compensation or compensation for services provided. We note on page 24 you disclose that Mr. McMurry "received 211,950 shares in exchange for services related to our organization…"

Item 15. Recent Sales of Unregistered Securities

24. Please revise to provide the information called for by Item 701 of Regulation S-K with respect to the 9,600,072 shares of common stock that were issued for services provided to the company, as disclosed on page 10.

Exhibit 5.1

25. We note that your legal opinion states that the securities in this offering will be validly issued, fully paid and non-assessable "when issued in accordance with the terms set forth in the Registration Statement." Please revise to reflect that the shares being registered have already been issued and are validly issued, fully paid and non-assessable, if accurate.

26. We note that the first sentence of your legal opinion refers to "Easy Buy Plus, Inc." Please revise to specify that this opinion relates to your company or explain to us the relationship Easy Buy Plus, Inc. has to your offering.

27. We also note that your counsel opines that your shares will be validly issued, fully paid and non-assessable under the corporate laws of the State of Delaware. In equity offerings, we require counsel to opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please have your counsel revise its letter to provide an opinion under Nevada law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director